EXHIBIT 99.1

AnnTaylor
News Release
142 West 57th Street, New York, NY 10019

ANN TAYLOR ANNOUNCES MAY 2003 SALES RESULTS
AND RAISES FULL YEAR 2003 EARNINGS GUIDANCE

<u>New York, New York, June 5, 2003</u> – AnnTaylor Stores Corporation (NYSE: ANN) announced today total net sales for the four-week period ended May 31, 2003 increased 19.1 percent to $137,371,000 over total net sales of $115,330,000 for the four-week period ended June 1, 2002. By division, net sales were $77,804,000 for Ann Taylor and $47,520,000 for Ann Taylor Loft.

Comparable store sales for the period increased 9.4 percent compared to a comparable store sales decrease of 5.2 percent for the same four-week period last year. By division, comparable store sales for fiscal May 2003 were up 9.7 percent for Ann Taylor compared to a 4.4 percent decrease last year, and up 10.6 percent for Ann Taylor Loft compared to an 8.5 percent decrease last year.

Ann Taylor Chairman J. Patrick Spainhour said, "We are pleased with Ann Taylor Loft's results and our client's continued favorable response to the Loft product offering. Color, novelty and fashion drove our positive sales performance. Our color story of turquoise, greens and aqua was well received. Cropped pants in stripes, prints and solids, all sweaters and woven tops, and fashion accessories were standouts for the month."

Mr. Spainhour continued, "At Ann Taylor, we drove positive comparable store sales by being highly promotional. We were successful in selling a significant amount of non-full price units, putting us in a good inventory position as we enter into the summer clearance period."

The Company is raising earnings per share guidance for the second quarter to the range of $0.39 - $0.41 from previous guidance in the range of $0.35 - $0.37. The Company currently expects earning per share in the range of $0.98 - $1.04 for the fall season and in the range of $1.76 - $1.84 for the 2003 fiscal year. Comparable store sales for the quarter are being revised upward to the low single digit positive range, with comparable store sales at Ann Taylor expected to be flat to low single digit positive and comparable store sales at Ann Taylor Loft expected to be low single digit to mid-single digit positive.

Total inventory levels at the end of May, including inventory attributable to Ann Taylor Global Sourcing, were down 1 percent on a per square foot basis. By division, inventory levels on a per square foot basis were down approximately 2 percent for Ann Taylor and flat for Ann Taylor Loft.

Sales were strong throughout the country, except for the northeast region primarily due to unseasonable weather.

During the month, the Company closed one Ann Taylor store, bringing the total store count at month end to 601, comprised of 350 Ann Taylor stores, 224 Ann Taylor Loft stores, and 27 Ann Taylor Factory stores. Total square footage at the end of fiscal May increased 7.7 percent over last year.

For the fiscal year-to-date period ended May 31, 2003, the Company's net sales totaled $489,388,000, up 6.2 percent from $460,722,000 for the same period in 2002. By division, net sales for the fiscal year-to-date period were $279,130,000 for Ann Taylor and $167,443,000 for Ann Taylor Loft. Comparable stores sales for the fiscal year-to-date period decreased 2.4 percent over the same period last year. Comparable store sales by division for the fiscal year-to-date period were down 3.7 percent for Ann Taylor and up 0.7 percent for Ann Taylor Loft.

Ann Taylor is one of the country's leading women's specialty retailers, operating 601 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

For more information, please call (866) 214-2661 to listen to Ann Taylor Stores Corporation's monthly sales recording. No access code is required.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe acute respiratory syndrome, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Director of Investor Relations
(212) 541-3484